EXHIBIT 10.1
March 5, 2007
Mr. Juan Figuereo
6200 Valley View Road
Rogers, Arkansas 72758
Dear Juan
I am very pleased to offer you the position of Chief Financial Officer based in Tampa, Florida. This position will report to the Chief Executive Officer and your hire date will be effective on or about March 26, 2007 subject to a further discussion on smooth transition timing. This letter outlines the terms and conditions of your employment with Cott Corporation (the “Company”). Please note that this is not a contract of employment or a promise of employment for any specific term.
Your base salary will be $350,000 per year paid on a semi-monthly basis; you will also receive an annual cash car allowance of $16,000 per year which is also paid on a semi-monthly basis. Your performance evaluations for salary reviews will be conducted on an annual basis and any increase would be a part of the annual review process.
For 2007 bonus year, you are eligible to participate in the Cott annual bonus plan to an amount equal to 200% of your base salary based upon the achievement of the Board approved EBIT target of $105m. Our plan contemplates, based on performance, that you will have an ability to earn up to four (4) times your base salary against achievement of established company performance targets, as approved by the Board of Directors. The company’s bonus plan provides that such performance targets shall be established annually and approved by the Board of Directors. However please note that the bonus plan is entirely discretionary and the Company reserves the right to terminate or amend any bonus scheme including increasing or decreasing the bonus target multiplier level.
The bonus payment for 2007 will be for a full 12 month period and will not be pro-rated based on actual hire date.
You shall be entitled to participate in the long-term incentive (LTIP) plans and programs as made available from time to time to employees of a similar level within the organization. As of 2007 the Board of Directors approved our new long term incentive plan which is based on each participant’s decision to invest up to 100% of their bonus payout in company stock for a period of 3 years. The plan will match 100% of the investment made by the participant in equivalent Cott stock. The match will vest in 3 years. It is important to highlight that our new bonus plan establishes payout targets by level, for you position the current annual bonus target is 100% of annual base salary, however at the discretion of the board payout target could be increased as has been done in 2007.

Mr. Juan Figuereo
No later than July 1, 2007, you will be entitled to receive a Cash Award of $300,000 (less appropriate withholdings). Upon receipt of this amount you will be required to purchase Cott stock. Such stock must be purchased within 30 calendar days of your receiving the cash award. We are providing you with a 30 day window so that you can decide on your purchase strategy. Please note that as a senior employee we will be required to know the dates, amounts, and values of such purchases immediately to ensure that we can meet and file our insider reporting requirements. A member of the Legal Department can advise you as to the correct procedures to follow. As discussed, you will be required to hold the purchased stock until at least October 1, 2008. Thereafter, you will be free to hold or sell the stock abiding by the exercise policy of the Company.
For the year 2007 only, you will receive within 30 days of your hire date a PSU Grant (Performance Share Unit Grant) Award equal to a current value of $400,000 (USD). Such Grant shall be subject to the provisions of the Performance Share Unit Plan. For subsequent years, in accordance with current practices, PSU Grants to the Executive are currently projected (without any guarantees or commitment) to be based on an award amount equal to two times the Executive’s Base Salary, provided that, for great certainty, such PSU Grants shall be subject to the discretion and approval of the Human Resources and Compensation Committee, which discretion shall in no way be fettered by the provisions of this Agreement.
If your employment is terminated for any reason other than for Just Cause, disability or death then the Company shall pay to you within 30 days of the date of termination of employment, or if a six month delay is required to comply with Code section 409A, on the first business day of the seventh month following the month in which termination of employment occurred, a lump sum amount equal to the sum of:
•	An amount equal to 24 months of your annual base salary at the time of termination of employment; and

•	A Bonus payment equivalent to a twenty four month period. This will be calculated as an amount equal to the average of the Bonus payment for the most recent two (2) completed fiscal years (Capped at your current Target amount i.e. 100% of ABS for each year)
Please refer to the attached sheet for details on change of control details.
At the recent Human Resources and Compensation Committee approval was given to provide senior management with a Change of Control clause equal to twenty four (24) months of base salary, bonus (at target) and benefits. We are currently working with our Legal Counsel to draft such documentation which we expect to be completed over the next few weeks.

Mr. Juan Figuereo
On your date of hire you will be eligible for Cott’s Benefit Program. Our Benefit Program includes health, disability and life insurance benefits. You should note that our health insurance plan does have a pre-existing illness provision, which limits the amount payable for pre-existing illnesses for 12 consecutive months beginning on your enrollment date. However, if you have been covered for health insurance by your prior employer, you may have creditable prior coverage. In order to help determine that please provide a HIPAA certificate from your prior employer. Employee contributions are required for our Program. Once you are eligible to participate in the Cott Cafeteria Plan (discussed below), your contributions will be deducted from your paycheck on a pre-tax basis.
On the first day of the month following your completion of 90 days of employment, you will be eligible to participate in Cott’s Cafeteria Plan. Benefits provided under our Cafeteria Plan are pre-tax deductions for medical premiums, a Health Care Reimbursement Account and a Dependent Care Reimbursement Account. If you participate in the Cafeteria Plan, payroll deductions for the benefits you select under the plan are made on a pre-tax basis. Please review the Summary Plan Description for additional information. Charlotte Pope (Benefits Manager) will contact you to enroll you in the programs.
In addition, on the first day of a quarter following at least six months of employment, you will be eligible for Cott’s 401 (K) Savings and Retirement Plan. You will also be eligible to participate in the Employee Share Purchase Plan after completing ninety (90) days of employment. You are entitled to four (4) weeks vacation, vacation earned for 2007, this will be prorated based on your date of hire. You are encouraged to take your vacation time in the calendar year it is earned. All earned vacation must be taken by March 31st of the year following the one, which it is earned; otherwise it may be forfeited. If you should leave the Company, the value of any unearned vacation taken by you will be considered a debt to the Company. All vacation periods require the approval of your Manager.
Lastly Cott will provide you with relocation assistance to Tampa, Florida. The attached document outlines the relocation package provided to you by Cott.
Prior to employment Cott requires successful completion of our pre-employment processing. This includes a background investigation of your qualifications and references.
Please see the enclosed checklist of forms and dates the forms are due to be turned in to our Chief People Officer.
To comply with the Immigration Reform and Control Act of 1986, the Company must verify your identity and authorization to work in the United States. Therefore, please bring with you on your first day, either one original document from the list A or one original document from the list B and one original document from the list C. Acceptable documents are listed on the backside of the enclosed INS Form I-9. If you have any difficulty in this regard, please call me immediately. Upon acceptance of this offer, you acknowledge and agree that Cott has the right to disclose confidential information regarding you to any third party as required by law.

Mr. Juan Figuereo
Juan, I am excited about having you join us. You have a lot to contribute to our company. I know that you can look forward to joining a dynamic and challenging organization with rewarding career opportunities. Please indicate your acceptance of this offer by returning one signed original of both the offer letter and confidentiality agreement to Cott Beverages, Attn: Stacy Cole, HR Assistant, 4211 W. Boy Scout Blvd., Suite 290, Tampa, FL 33607.
Yours truly,
/s/ Abilio Gonzalez
Abilio Gonzalez
Chief People Officer

Copy to:	Sher Zaman
Charlotte Pope
I accept this offer of employment and the terms identified herein.

/s/ Juan Figuereo	March 7, 2007

Juan Figuereo	Date

Mr. Juan Figuereo
Termination upon a Change of Control.
If, upon a Change of Control, or as a consequence of the Change of Control prior to the Change of Control, or within twelve (12) months following a Change of Control, your employment is terminated without Just Cause or if you terminate your employment for Good Reason, you shall be entitled to the following payments;
•	An amount equal to twenty four (24) months of your annual base salary at the time of termination of employment; and

•	A Bonus payment equivalent to a twenty four (24) month period. Calculated as an amount equal to the average of the Bonus payment for the most recent two (2) completed fiscal years.
Plus you shall be entitled to have all unvested rights and entitlements under the Corporation’s Performance Share Unit Plan, Executive Incentive Share Purchase Plan and Stock Appreciation Rights Plan, accelerated under such plans such that such rights and entitlements shall fully vest to the maximum extent permitted under such plans.
For the purposes of this Agreement, a “Change of Control” shall mean the occurrence of any one or more of the following:
(i)	a take-over bid (within the meaning of the Securities Act (Ontario)), other than a take-over bid exempt from the requirements of Part XX of such Act, pursuant to subsections 93(1)(b) or (c) thereof, is completed in respect of more than twenty percent (20%) of the Corporation’s common shares and the majority of the members who were members of the Board of Directors of the Corporation prior to completion of such take-over bid are replaced within sixty (60) days following the completion of such take-over bid;

(ii)	any of the following occur: (A) any consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to such event receive less than fifty percent (50%) of the voting shares of the consolidated, merged or amalgamated corporation; (B) a sale by the Corporation of all or substantially all of the Corporation’s undertakings or assets; (C) a proposal by or with respect to the Corporation being made in connection with a liquidation, dissolution or winding up of the Corporation; (D) any reorganization, reverse stock split or recapitalization of the Corporation that would result in a Change of Control as otherwise defined herein; or (E) any transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing.
The determination of whether payments made upon a Change of Control constitute a parachute payment, as provided in (i) above, and, if so, the amount to be paid to you shall be made by an independent auditor (the “Auditor”) jointly selected by the Corporation and the Executive and paid by the Corporation. The Auditor shall be a nationally recognized United States public accounting firm. If you and the Corporation cannot agree on the firm to serve as the Auditor, then you and the Corporation shall each select one accounting firm and those two firms shall jointly select the

Mr. Juan Figuereo
accounting firm to serve as the Auditor. Notwithstanding anything to the contrary, however, in the event that the foregoing parachute payment determination shall be challenged by the Internal Revenue Service, the final resolution of such challenge (by way of settlement or court decision) shall govern for purposes of computing any applicable limitation under (i) above, and you shall repay to the Corporation any adjustment amount that results from such recomputation, together with interest on such adjustment amount computed at the applicable Federal rate as of the date of the original payment to the you under (i) above.
Termination for Good Reason after a Change of Control
You may terminate your employment at any time for Good Reason upon the occurrence of any of the following;
i.	A material diminution in your title or duties or assignment to you of materially inconsistent duties;

ii.	A reduction in your current base salary or target bonus opportunity as a percentage of base salary except for reductions applicable to all senior management;

iii.	A change in the reporting structure so that you no longer report directly to the CEO

iv.	Relocation of your principal place of employment to a location other than Tampa, Florida area unless such relocation is effected at the request or approval of yourself

v.	A material breach by Cott of any provisions of the offer letter; or

vi.	The failure of Cott to obtain the assumption in writing of its obligation to perform this offer letter by any successor to all or substantially all of the business or assets of the company within fifteen (15) days after a merger, consolidation, sale, or similar transaction unless you have personally received the opinion of counsel to Cott that such transaction does not have an adverse legal effect on the your rights hereunder.
There shall be no termination for Good Reason without written notice from you describing the basis for the termination and the company having a reasonable period to cure.